

January 22, 2020

By E-Mail
Fang Xue, Esq.
Gibson, Dunn & Crutcher LLP
Unit 1301, Tower 1, China Central Place
No. 81 Jianguo Road
Chaoyang District
Beijing 100025, PRC

> **Re: SORL Auto Parts, Inc.**
> **Schedule 13E-3**
> **Filed on January 2, 2020**
> **Filed by SORL Auto Parts, Inc., Ruili Group Co., Ltd., Ruili International Inc., Ruili International Merger Sub Inc., Xiaoping Zhang, Shuping Chi, and Xiaofeng Zhang**
> **File No. 005-35858**
>
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 2, 2020, amended on January 6, 2020**
> **File No. 000-11991**

Dear Ms. Xue:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Schedule 13E-3

1.   Remove the statements on page 1 that the filing of the Schedule 13E-3 shall not be construed as an admission that the company is "controlled" by any filing person or that any filing person is an affiliate of the company, or of any other filing person, within the meaning of Rule 13e-3. Given your determination to file the Schedule 13E-3, the filing persons may not disclaim their controlling or affiliate status with respect to the company or other filing persons within the context of Rule 13e-3.

Proxy Statement

Background of the Merger, page 17

2.   Please provide us the legal analysis as to why the Buyer Consortium did not file an amendment to its Schedule 13D in connection with developments in the approach and negotiation with the company on March 11, 2019, March 26, 2019 and through the negotiation period ending with the execution of the merger agreement on November 29, 2019. Based on the group's existing disclosure at the time, it appears that material changes occurred to the facts set forth in the group's Schedule 13D that required amendments to be filed promptly. See Rule 13d-2(a).

3.   Refer to the appointment of new directors on May 20, 2019 and their designation to form the special committee. Please describe the background of the appointments and what considerations the board took in appointing two individuals who appear to have had no familiarity with the company, its operations or its prospects. How did the board expect that the new directors would effectively represent the interests of the security holders in negotiations with the Buyer Consortium, which included the chairman of the board and CEO as well as two other directors and, together, controlling security holders of the company?

4.   Please describe here the scope of and limitations on the Special Committee's authority with respect to this transaction. What were the committee's duties and authority?

5.   Refer to the entry for October 28, 2019. Please clarify whether the request for an increase in the purchase price was made for a specific price or range of prices.

Recommendation of Our Board of Directors and Special Committee, page 26

6.   We note that the Special Committee considered the analyses and conclusion of Duff & Phelps opinion in making its fairness determination and the board of directors considered and adopted the Special Committee's recommendations and analysis. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must *expressly adopt* this analysis as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the Special Committee board adopted the Duff & Phelps analyses and opinion as its own. Alternatively, revise your disclosure to include disclosure responsive to Item 1014 of Regulation M-A and to address the factors listed in instruction 2 to Item 1014.

7.   On a related note, please address how any filing person relying on the Duff & Phelps opinion was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinion addressed fairness with respect to holders of your shares

other than the Excluded Shares and the Dissenting Shares, rather than all security holders unaffiliated with the company.

Purposes and Reasons of the Buyer Consortium for the Merger, page 44

8.   Please revise your statement referring to a "possible interpretation" of Rule 13e-3 and to the members of the Buyer Consortium "may be deemed" to be engaged in a going private transaction to remove the uncertainty. Given your determination to file the Schedule 13E-3, the filing persons may not make the stated disclaimer.

Prospective Financial Information, page 51

9.   Please revise to include the full projections instead of a summary.

Interests of the Company's Directors and Officers in the Merger, page 55

10.   With a view toward revised disclosure, please tell us whether any directors or officers will receive payment for any securities they own or whether any incentive compensation will be accelerated, each as a result of the going private transaction.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions